November 13, 2024

David Sorkenn

Account Manager Lead

ALLIANT INSURANCE SERVICES INC

32 OLD SLIP FL 29

NEW YORK, NY 10005

Re:	Commonwealth International Series Trust Fidelity Bonds Policy Number 794126259 Expiration Date: 11/01/2025

Dear David,

We are pleased to enclose Policy Number 794126259 for Commonwealth International Series Trust. We trust that this policy meets with the specifications outlined in our quotation (number 6340744601). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Commonwealth International Series Trust and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Mekhia Baker

Underwriter

mekhia.baker@cna.com

Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

For All the Commitments You Make® 125 Broad Street, New York, NY 10004

CUSTOMER NUMBER		DATE ISSUED
239271		11/13/2024

POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
794126259	Continental Insurance Company	746042
(herein called ‘Underwriter’)
NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item 1. Commonwealth International Series Trust	ALLIANT INSURANCE SERVICES INC
(herein called Insured’)	David Sorkenn
c/o FCA Corp.	32 OLD SLIP FL 29
791 Town and Country Blvd Suite 250	NEW YORK, NY 10005
Houston, TX 77024

Item 2.	Bond Period: from 12:01 a.m. on 11/1/2024 to 12:01 a.m. on 11/1/2025

Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be
$450,000.

Item 4.	Subject to Sections 4 and 12 hereof, the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $450,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $0

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$450,000	$10,000
Insuring Agreement (E)—SECURITIES	$450,000	$10,000
Optional Insuring Agreements and Coverages:
Audit Expense	$50,000	$10,000
Claim Expense	$50,000	$10,000
Computer Systems Fraud	$450,000	$10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

CNA-101003-XX Audit Expenses Coverage Rider

CNA-101020-XX Claim Expenses Coverage Rider

CNA-101045-XX Computer Systems Rider

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 1

Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

For All the Commitments You Make® 125 Broad Street, New York, NY 10004

SR-6290 Texas Rider

G-145184-A Economic & Trade Sanctions Conditions

CNA-101007-XX Uncollectible Items Of Deposit Coverage Rider

CNA-94655-XX Cryptocurrency & NFT Exclusion Rider

CNA-105767-XX Notice Of Claim Rider

CNA-106222-XX Data Breach Expense And Confidential Information Exclusion Rider

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:

$25,000

Item 7.	For purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

N/A

Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A.

Such termination or cancelation to be effective as of the time this bond becomes effective.

These Declarations, along with the completed and signed Application, the bond, and any written riders attached shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: 11/13/2024

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for :

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)	Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Certificate of Deposit; or

(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above

TSB 5062c	Copyright, The Surety Association of America, 2011	Page 1

by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond

TSB 5062c	Copyright, The Surety Association of America, 2011	Page 2

for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet

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such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card

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loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under

TSB 5062c	Copyright, The Surety Association of America, 2011	Page 5

this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and

(b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS
AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT— SUBROGATION— RECOVERY

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter’s examination all pertinent records; and

TSB 5062c	Copyright, The Surety Association of America, 2011	Page 6

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

TSB 5062c	Copyright, The Surety Association of America, 2011	Page 7

AUDIT EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following:

●	Reasonable and necessary expenses incurred and paid by the Insured, for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss payable pursuant to the paragraph above, up to the amount of $50,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations

II.	Solely with respect to the coverage afforded under this rider, exclusion (u) set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA101003XX (6-22)	Bond No:	794126259
Page 1	Rider No:	1
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

CLAIM EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following paragraph:

●	Reasonable and necessary claim expenses incurred and paid by the Insured, with prior approval from the Underwriter, in preparing any claim for a loss payable pursuant to the paragraph above, up to the amount of $50,000 with respect to any Single Loss, which amount will be:

(a)	part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b)	subject to the Single Loss Deductible shown in Item 4 of the Declarations

Such claim expenses include, but are not limited to, expenses incurred by the Insured for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible.

II.	Solely with respect to the coverage afforded under this rider, exclusion (u) set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA101020XX (6-22)	Bond No:	794126259
Page 1	Rider No:	2
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

COMPUTER SYSTEMS RIDER

In consideration of the premium, the bond is amended as follows:

I.	Solely with respect to the coverage provided by this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

COMPUTER SYSTEM ELECTRONIC THEFT INSURING AGREEMENT

Coverage	Single Loss Limit of Liability	Single Loss Deductible
Computer System Electronic Theft –Misappropriated Access Credentials	$450,000	$10,000

Computer Systems Electronic Theft –Hacker or Interloper or Virus	$450,000	$10,000

II.	The Insuring Agreements is amended to add the following Insuring Agreements:

●	COMPUTER SYSTEMS INSURING AGREEMENT

A.	COMPUTER SYSTEM ELECTRONIC THEFT – MISAPPROPRIATED ACCESS CREDENTIALS

Loss resulting directly from the transfer of Property from a Customer’s account with the Insured by the Insured’s Computer with no action, authorization, or intervention taken by an Employee; provided such transfers must be caused directly by the use of any Computer to gain unauthorized access into the Insured’s Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

It shall be a condition precedent to coverage under this Insuring Agreement that the Insured must have previously established Security Procedures between the Insured and such Customer.

B.	COMPUTER SYSTEM ELECTRONIC THEFT – HACKER OR INTERLOPER OR VIRUS

Loss resulting directly from the transfer of Property from an account of the Insured or a Customer by the Insured’s Computer with no action, authorization, or intervention taken by an Employee; provided such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured’s Computer through a Network by a hacker, interloper, or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

III.	The Conditions and Limitations is amended as follows:

A.	Solely with respect to the coverage provided by the Computer Systems Insuring Agreement, Section 1, Definitions is amended to add the following definitions:

1.	As used in this Rider:

●	Access Credentials mean:

(1)	any of the following information: password, personal identification number, shared secret, biometric tokenization, or other means of identification; and

(2)	such information is used as part of a submission of a Payment Order or to gain access to the Insured’s Computer, and used by the Insured or the Insured’s Computer to authenticate such Customer’s identity.

CNA101045XX (6-23)	Bond No:	794126259
Page 1	Rider No:	3
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

●	Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

●	Computer Program means a set of related electronic instructions which direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

Customer means a natural person or entity which has a Written agreement with the Insured signed by such natural person or entity.

●	Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

●	Insured’s Computer means a Computer or system of Computers:

(1)	owned by the Insured;

(2)	for which the Insured controls access; or

(3)	housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers.

●	Network means any computer communication systems, including but not limited to any automated interbank communication system and the internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured’s Computer.

●	Payment Order means an instruction to pay a fixed or determinable amount of Money or Certificated Securities from a Customer’s account to another person or entity.

●	Security Procedure means a procedure established by Written agreement between the Insured and its Customer for the purpose of verifying the authenticity or accuracy of a Payment Order received by the Insured. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.

B.	Solely with respect to the coverage provided by this Rider, Section 2, Exclusions is amended to add the following exclusions:

2.	This bond does not cover:

●	loss resulting directly or indirectly from the Insured’s Employee having initiated, authorized or taken action to assist the transfer of Property from a Customer’s account;

●	loss resulting directly or indirectly from the Insured’s assumption of liability under any oral or Written contract; unless such liability would otherwise be covered under this bond and would be imposed in the absence of such contract;

●	loss resulting directly or indirectly from Negotiable Instruments, Securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent; and which are used as source documentation in the preparation of Data manually keyed into a data terminal;

●	loss resulting directly or indirectly from:

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured’s Computer, or

CNA101045XX (6-23)	Bond No:	794126259
Page 2	Rider No:	3
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

(2)	the Insured’s Network failure or breakdown, or

(3)	any malfunction, error or omission in programming or processing;

unless (1), (2) and (3) is caused by the unauthorized entry of Data or Computer Programs into the Insured’s Computer System through a Network by a hacker, interloper or virus.

●	loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a Customer of the Insured or under the control of such Customer by a person who had authorized access to the Customer’s Access Credentials or Computer;

●	loss resulting directly or indirectly from the payment of a ransom demand resulting from the unauthorized access to the Insured’s Computer;

●	loss resulting directly or indirectly from restoring the Insured’s Computer including;

(1)	any costs and expenses including the replacement, recreation, or recovery of data residing on the Insured’s Computer; or

(2)	any costs or expenses of an independent forensic analyst or network security consultant engaged to investigate or assess any actual or alleged threat.

C.	Solely with respect to the coverage provided by this Rider, Section 2, Exclusions is amended by deleting

(aa)	and replacing it with the following:

●	(aa) loss resulting directly or indirectly from the theft, disappearance, destruction, or disclosure of confidential information, including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person; provided however, a loss otherwise covered under this Rider shall not be excluded by the fact that Access Credentials were used to gain access to the Insured’s Computer;

D.	Solely with respect to the coverage provided by this Rider, Section 4, Limit of Liability is amended as follows:

The paragraph entitled, Single Loss Defined, is deleted and replaced with the following:

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from any one act or a series of related acts involving one natural person or entity, or one group of natural persons and/or entities acting together without regard to the number of instructions, transfers or transactions involved. A series of related losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA101045XX (6-23)	Bond No:	794126259
Page 3	Rider No:	3
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

TEXAS RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14 in favor of Commonwealth International Series Trust

It is agreed that:

1.	Subparagraph (d) of Section 5 NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the Conditions and Limitations of the bond is deleted and replaced by the following:

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought more than two years and one day after the earlier of (1) the date the original proof of loss is filed with the Underwriter, or (2) 6 months after discovery of such loss.

2.	A new Subparagraph (g) is added to Section 5 NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the Conditions and Limitations of the bond as follows:

(g)	In the event of a legal proceeding against the Insured as described in the NOTICE OF LEGAL PROCEEDINGS – ELECTION TO DEFEND General Agreement of the Bond, the time in which to file a proof of loss pursuant to subparagraph (b) of this Section 5 and the time in which to file suit pursuant to part (2) of subparagraph (d) of this Section 5 shall commence upon the entry of a judgment against the Insured in, or a settlement by the Insured of, such legal proceeding instead of upon discovery of loss.

3.	The last paragraph of the NOTICE OF LEGAL PROCEEDINGS – ELECTION TO DEFEND General Agreement of the bond is deleted and replaced by the following:

The Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding.

4.	The following is added to the Conditions and Limitations of the bond:

The Underwriter may not cancel or refuse to renew this bond based solely on the fact that any Insured is an elected official.

5.	This Rider is effective as of 12:01 a.m. on. 11/01/2024

TEXAS RIDER

FOR USE WITH FINANCIAL INSTITUTION

BONDS, STANDARD FORM NOS. 14, 15, 24

AND 25

ADOPTED MARCH, 2008.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

SR6290 (3-08)	Bond No:	794126259
Page 1	Rider No:	4
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 5

POLICY NUMBER: 794126259

ISSUED TO: Commonwealth International Series Trust

EFFECTIVE DATE OF ENDORSEMENT: 11/01/2024

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE RIDER

In consideration of the premium, the Bond is amended as follows:

I.	Section I, Definitions, of the Conditions and Limitations is amended by the addition of the following:

●	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

II.	Insuring Agreements is amended by the addition of the following Insuring Agreement:

●	UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

Loss resulting directly from payments of dividends or fund shares, or withdrawals from a customer’s account as direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

In order for coverage to apply under this Insuring Agreement, the Insured must hold Items of Deposit for the minimum number of days thirty (30) before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Insured’s standard collection procedures have failed.

III.	Section 2, Exclusions, of the Conditions and Limitations is amended to add the following Exclusion:

This bond does not cover any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty (50) states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America or Canada.

IV.	Section 4, Limit of Liability, of the Conditions and Limitations is amended by the addition of the following:

●	Solely with respect to any Loss resulting from Uncollectible Items of Deposit, the following shall apply:

$50,000	Single Loss Limit of Liability
$50,000	Annual Aggregate
$10,000	Single Loss Deductible

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA101007XX (6-22)	Bond No:	794126259
Page 1	Rider No:	6
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

CRYPTOCURRENCY & NFT EXCLUSION RIDER

In consideration of the premium, Section 2, Exclusions set forth in the Conditions and Limitations is amended to add the following exclusion:

This bond does not cover:

●	loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason;

●	loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of non-fungible tokens (“NFT”). An NFT means a unique identifier that is recorded in a blockchain or other digital ledger technology to certify the authenticity and/or ownership of a unique asset that cannot be traded, divided, or exchanged at equivalency.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA94655XX (6-22)	Bond No:	794126259
Page 1	Rider No:	7
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

NOTICE OF CLAIM RIDER

In consideration of the premium, the Declarations of the Bond is amended to add the following:

●	Item 9: Notice of claim should be sent to:	CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax: 866-773-7504
Email: SpecialtyNewLoss@cna.com

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA105767XX (3-23)	Bond No:	794126259
Page 1	Rider No:	8
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

DATA BREACH EXPENSE AND CONFIDENTIAL INFORMATION EXCLUSION RIDER

In consideration of the premium, the Conditions and Limitations of this bond is amended as follows:

I.	Exclusion (bb) in Section 2, Exclusions is deleted and replaced with the following:

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity, including concurrently with another person or entity. Provided however, this exclusion shall not apply to the extent that any unauthorized use or disclosure of such confidential information directly results in a loss otherwise meeting the terms, conditions, and limitations of this bond.

II.	The following new Section is added:

As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses; fines; penalties; expenses to comply with federal and state laws and Payment Card Industry Data Security Standards, if applicable; and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information were stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody or control.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA106222XX (7-23)	Bond No:	794126259
Page 1	Rider No:	9
Continental Insurance Company	Effective Date:	11/01/2024
Insured Name: Commonwealth International Series Trust
© CNA All Rights Reserved.

Quarterly Meeting of the

Board of Trustees of

Commonwealth International Series Trust

Approval of Fidelity Bond Coverage

September 19, 2024

WHEREAS, Rule 17g-l under the 1940 Act (“Rule 17g-1”) requires that the board of trustees of a registered investment company, approve the fidelity bond at least once every twelve months;

WHEREAS, the amount of the coverage under such fidelity bond shall be in the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, Rule 17g-1 further requires that a registered management investment company file a copy of the executed fidelity bond with the U.S. Securities and Exchange Commission (the “SEC”) within ten days of receipt;

WHEREAS, Rule 17g-1 requires that such fidelity bond must be in the form and amount (subject to certain specific minimums) as a majority of the board of trustees of the registered investment company, including a majority of the trustees who are not “interested persons” as that term is defined in the 1940 Act, shall approve after due consideration of all relevant factors, which factors shall include the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company’s portfolio;

WHEREAS, the officers of the Trust are authorized by the Board of the Trust to obtain a fidelity bond and increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1 under the 1940 Act, as applicable;

WHEREAS, the custody and safekeeping of the Trust’s securities are exclusively the obligation of Fifth Third Bank, N.A. as custodian for the Trust; and

WHEREAS, no employee of the Trust or FCA Corp. has access to the Trust’s portfolio securities.

IT IS THEREFORE RESOLVED, that the officers of the Trust shall obtain a fidelity bond, including necessary amendments, with a limit of liability of $450,000, with a premium in the amount of $1,750, from Continental Insurance Company (“CNA”); and

FURTHER RESOLVED, that the form and amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of the Trust, including a majority of the Disinterested Trustees, including, but not limited to the existing and projected value of the aggregate assets of the series of the Trust to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company’s portfolio; and

FURTHER RESOLVED, that the Secretary and/or the Treasurer of the Trust are each designated as persons responsible for making the necessary filings and giving notices with respect to such bond (or to cause such filings and notices to be made) as required by Rule 17g-1 under the 1940 Act.